Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of March 31, 2009

The following interim financial information of CorpBanca as of March 31, 2009 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	4,824,779
Total assets	5,867,317

Current accounts and demand deposits	336,514
Time deposits and savings accounts	3,197,033
Borrowings from financial institutions	560,803
Debt issued	739,157

Equity	470,912

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	72,480
Provisions for loan losses	(25,164)
Operating expenses	(31,189)

Operating income	16,127
Income attributable to investments in other companies	96

Income before taxes	16,223
Income taxes	(2,489)
Net income for the period	13,734

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer